                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K



[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

         For the period ended December 31, 2000

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


         For the transition period from __________ to __________

         Commission file number 333-58548

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 WALLACE COMMERCIAL PRINT 401(K) RETIREMENT PLAN
                 -----------------------------------------------

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Wallace Computer Services Inc.

                                2275 Cabot Drive

                                Lisle, IL 60532

                             Telephone: 630-588-5000

                              REQUIRED INFORMATION

Wallace Commercial Print 401(k) Retirement Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the period ended December 31, 2000, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.



                                    SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WALLACE COMMERCIAL PRINT 401(K) RETIREMENT PLAN

By:  Wallace Retirement Plans Committee





/s/ Robert J. Kelderhouse                         June 29, 2001
----------------------------
Robert J. Kelderhouse
Plan Committee Member

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Wallace Computer Services, Inc.'s previously filed S-8 Registration Statement (No. 333-58548) for the Wallace Commercial Print 401(k) Retirement Plan.



Arthur Andersen LLP

Chicago, Illinois
June 29, 2001

WALLACE COMMERCIAL PRINT
401(K) RETIREMENT PLAN
(FORMERLY GRAPHIC INDUSTRIES, INC,
PROFIT SHARING PLAN)

Financial Statements and Schedules
As of December 31, 2000 and 1999
Together With Auditors' Report












Employer Identification Number 58-1101633
Plan Number 001

                            WALLACE COMMERCIAL PRINT
                             401(K) RETIREMENT PLAN


                           DECEMBER 31, 2000 AND 1999



                                TABLE OF CONTENTS


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS:
  Statements of Net Assets Available for Benefits as of
    December 31, 2000 and 1999
  Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2000

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SCHEDULES:
  Schedule of Assets Held for Investment Purposes at End of
     Year--December 31, 2000
  Schedule of Nonexempt Transactions for the Year Ended
    December 31, 2000

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Wallace Retirement Plans Committee of
Wallace Commercial Print 401(k) Retirement Plan:


We were engaged to audit the accompanying statements of net assets available for benefits of the WALLACE COMMERCIAL PRINT 401(K) RETIREMENT PLAN (formerly Graphic Industries, Inc, Profit Sharing Plan), (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefit for the year ended December 31, 2000. These financial statements and schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our report dated October 6, 2000, we expressed a disclaimer of opinion on the statement of net assets available for benefits as of December 31, 1999, because the plan administrator, as permitted by the Department of Labor's Rules and Regulations, instructed us not to audit the information certified by the Trustee. This report on the 1999 financial statement reflects having performed sufficient audit procedures to render an opinion on the 1999 financial statement. Accordingly, our present opinion on the 1999 financial statement, as presented herein is unqualified.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year and the schedule of nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Chicago, Illinois
June 20, 2001

                            WALLACE COMMERCIAL PRINT
                             401(K) RETIREMENT PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 2000 AND 1999

          (EMPLOYER IDENTIFICATION NUMBER 58-1101633, PLAN NUMBER 001)



                                                   2000               1999
                                                -----------       -----------
ASSETS:
  Investment in Master Custody Arrangement      $40,708,401       $31,627,673
                                                -----------       -----------

  Investments                                    40,436,773        18,080,941
                                                -----------       -----------

    Receivables-
       Company contribution                          38,822            47,230
       Participant contributions                    222,338            49,992
                                                -----------       -----------
                     Total receivables              261,160            97,222
                                                -----------       -----------
                     Total assets                81,406,334        49,805,836
                                                -----------       -----------
NET ASSETS AVAILABLE FOR BENEFITS               $81,406,334       $49,805,836
                                                ===========       ===========


        The accompanying notes are an integral part of these statements.

                            WALLACE COMMERCIAL PRINT
                             401(K) RETIREMENT PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000

          (EMPLOYER IDENTIFICATION NUMBER 58-1101633, PLAN NUMBER 001)


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income-
    Interest                                                       $    83,812
    Dividends                                                          205,175
    Net appreciation in fair value of investments (mutual funds)       788,118
    Net investment income from the Wallace Defined
      Contribution Master Custody Arrangement                        2,018,129
                                                                   -----------
              Total investment income                                3,095,234
                                                                   -----------

  Contributions-
    Participant                                                      7,470,885
    Employer                                                         2,073,511
                                                                   -----------
              Total contributions                                    9,544,396
                                                                   -----------
              Total additions                                       12,639,630
                                                                   -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid to participants                                     (9,039,853)
  Administrative expenses                                              (78,931)
                                                                   -----------
              Total deductions                                      (9,118,784)
                                                                   -----------

TRANSFERS FROM OTHER PLANS (Note 7)                                 28,079,652
                                                                   -----------
              Net increase                                          31,600,498

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                 49,805,836
                                                                   -----------
  End of year                                                      $81,406,334
                                                                   ===========


         The accompanying notes are an integral part of this statement.

                            WALLACE COMMERCIAL PRINT
                             401(K) RETIREMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999

          (EMPLOYER IDENTIFICATION NUMBER 58-1101633, PLAN NUMBER 001)



1.    DESCRIPTION OF THE PLAN

      The following description of the Wallace Computer Services, Inc. ("Company") Wallace Commercial Print 401(k) Retirement Plan (formerly Graphic Industries, Inc, Profit Sharing Plan) (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      GENERAL

      The Plan is a defined contribution plan covering all full-time regular employees with 31 days of service, except those belonging to a collective bargaining unit requiring payments by the Company to its retirement plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

      CONTRIBUTIONS

      Participants are eligible to make pre-tax contributions only of up to a maximum of 15% of covered compensation after 31 days of service. The Company makes matching contributions of one-half of the first 4% of compensation that a participant contributes after the first six months of employment. The Company, at its discretion, can also make annual profit sharing contributions: none were made for 2000 or 1999. Effective January 1, 1999, participants can allocate their contributions among five investment funds; six funds effective April 1, 2000.

      PARTICIPANT ACCOUNTS

      Each participant's account is credited with the participants' contribution and allocations of (a) the Company's contribution and (b) Plan earnings or losses, and (c) forfeitures of terminated participants' nonvested accounts and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Allocations of investment return are based on participant account balances in each fund.

      VESTING

      Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution of their accounts plus actual earnings thereon is based on years of continuous service. Company matching under the 401(k) option is fully vested in 20% increments after five years of service.

      INVESTMENT OPTIONS

      The Company's Retirement Plans Committee, which is appointed by the Board of Directors, establishes the overall investment objectives of the Plan assets, selects investment advisors for each of the funds and approves specific investments recommended by the plan administrator.

      During 2000 and 1999, the Plan had six investment funds. Participants directed their investments between six of the options during 2000. In 1999, the Company Stock Fund was not available for participant direction.

      PARTICIPANTS LOANS

      Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balances. Loan terms range from one to five years. The loans are secured by the balance in the participant's account and bear interest at a rate equal to prime rate plus 1%. Principal and interest are paid ratably through monthly payroll deductions.

      PAYMENT OF BENEFITS

      A participant's account is distributed upon termination from the Company. If the termination is due to retirement, total disability or death, the entire account balance becomes distributable to the participant. For other terminations, the participant receives his or her own contributions plus earnings thereon and the vested portion of the Company contribution, forfeitures plus earnings thereon.


2.    SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION

      Investments, other than guaranteed investment contracts, are carried at current market value as determined by the custodian based upon quoted market prices.

      In 1999, the Plan obtained investments in fully benefit-responsive investment contracts that are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. Under the terms of the investment contracts, the crediting interest rate is determined semiannually based on the insurance company's applicable rate schedule.

      The aggregate average yield of the investment contracts for the years ended December 31, 2000 and 1999, was 6.8%. The aggregate average interest rate for the investment contracts as of December 31, 2000 and 1999, was 6.91% and 6.89%, respectively. The recorded contract value of the investment contracts approximates fair market value as of December 31, 2000 and 1999.

      Interest and dividends are recorded on the accrual basis and dividend income is accrued on the ex dividend date.

      Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

      ADMINISTRATIVE EXPENSES

      All expenses directly related to the Plan, such as fees of the custodian and investment counselors, are paid by the Plan.

      PAYMENT OF BENEFITS

      Benefits are recorded when paid.


3.    INVESTMENTS

      The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2000 and 1999, is as follows:

                                                          2000         1999
                                                       -----------   -----------
      Dreyfus Apprec FD INC: Long Term Growth          $22,019,747   $12,013,408
      Dreyfus Emerging Leaders FD: Aggressive Growth 10,826,370 3,771,795 Dreyfus/Laurel FDS INC S&P 500 Stk Index Fund:
        Equity Index                                     6,328,691        -
                                                       ===========   ===========

      The Plan provides for investments in common stock and mutual funds that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments securities will occur in the near term and that such changes could affect the amounts reported in the Statements of Net Assets for Benefits.

4.    INTEREST IN WALLACE DEFINED CONTRIBUTION MASTER CUSTODY ARRANGEMENT

      Certain assets of the Plan are in the Wallace Defined Contribution Master Custody Arrangement (the "Arrangement") which was established for the investment of assets of the Plan and another Wallace sponsored retirement plan. Each plan has an undivided interest in the Arrangement. The assets of the Arrangement are held by Boston Safe Deposit and Trust Company (the "Asset Custodian"). The Plan's interest in the net assets of the Arrangement is based on the individual plan participants' investment balances.

      Investment income is allocated on a daily basis through a valuation performed by the Asset Custodian. Administrative expenses relating to the Arrangement are allocated to the individual funds based upon average monthly balances invested by each plan. At December 31, 2000 and 1999, the Plan's interest in the net assets of the Arrangement was approximately 11% and 8%, respectively.

      The Arrangement held the following investments as of December 31, 2000 and 1999.

                                                    2000              1999
                                                ------------      ------------
      Investments at market value-
        Wallace Computer Services, Inc.
          company stock                         $ 21,794,920      $     -
      Fixed income securities                    146,139,758       182,841,456
      Equity securities                          200,117,112       194,063,980
                                                ------------      ------------
                    Total                       $368,051,790      $376,905,436
                                                ============      ============

      Investment income for the Arrangement is as follows for the year ended December 31, 2000:

          Net appreciation in fair value of investments-
           Common stock                                        $  9,220,133
           Investment contracts                                   9,449,390
                                                               ------------
                        Total net appreciation                   18,669,523

          Interest and dividends                                    306,044
                                                               ------------
                        Total                                   $18,975,567
                                                                ===========


5.    PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company has the right to terminate the Plan at any time, subject to Plan provisions and applicable provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


6.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated August 29, 1994, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


7.    TRANSFERS FROM OTHER PLANS

      Effective March 14, 2000, the Pearson I, Inc./Bruce Offset Co. Profit Sharing and 401(k) Plan was merged into the Plan. Substantially all of assets were transferred on March 14, 2000. The assets transferred to the Plan totaled $10,688,043.

      Effective March 30, 2000, the Commercial Press 401(k) Savings and Investment Plan was merged into the Plan. Substantially all of assets were transferred on March 16, 2000. The assets transferred to the Plan totaled $1,838,474.

      Effective March 15, 2000, the Carpenter Reserve Printing Company Employees Profit Sharing Plan was merged into the Plan. Substantially all of assets were transferred on March 16, 2000. The assets transferred to the Plan totaled $2,583,879.

      Effective December 31, 1999, the Commercial Instant Print 401(k) Retirement Plan was merged into the Plan. Substantially all of assets were transferred on February 1, 2000. The assets transferred to the Plan totaled $92,514.

      Effective March 15, 2000, the Monroe Litho Inc. 401(k) Plan was merged into the Plan. Substantially all of assets were transferred on March 15, 2000. The assets transferred to the Plan totaled $4,737,945.

      Effective February 28, 2000, the LithoPrint Company 401(k) Plan was merged into the Plan. Substantially all of assets were transferred on February 9, 2000. The assets transferred to the Plan totaled $865,568.

      Effective February 1, 2000, the Baum Printing House Inc. 401(k) Plan was merged into the Plan. Substantially all of assets were transferred on February 1, 2000. The assets transferred to the Plan totaled $6,846,295.

      Effective July 30, 2000, the Metro Printing Inc. 401(k) Plan was merged into the Plan. Substantially all of assets were transferred on August 1, 2000. The assets transferred to the Plan totaled $426,934.


8.    NONEXEMPT TRANSACTIONS

      For the year ended December 31, 2000, the Company's failure to remit participant contributions to the Plan in compliance with Department of Labor ("DOL") Regulation 2510.3-102(b) constituted a lending of such monies to the Company. This regulation requires that participant contributions be remitted to the Plan no later than the 15th business day of the month following the month in which the contributions is withheld or received by the Company. As such, these transactions represented nonexempt transactions between the Company and the Plan as identified in Schedule
      II. The deemed loans were paid during 2000. The interest was paid to the Plan in 2001.


9.    SUBSEQUENT EVENTS

      Effective January 1, 2001, enrollment in the Plan will be automatic for all eligible employees unless the Company is notified in writing that the employee declines participation.

      Effective February 9, 2001, the Company stock fund will be limited to one transfer, either in or out, in any 30-day period.

                                                                      SCHEDULE I


                            WALLACE COMMERCIAL PRINT
                             401(K) RETIREMENT PLAN


                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                 AT END OF YEAR

                                DECEMBER 31, 2000

          (EMPLOYER IDENTIFICATION NUMBER 58-1101633, PLAN NUMBER 001)



                    (b) IDENTITY OF ISSUER/                          (e) CURRENT
(a)             (c) DESCRIPTION OF INVESTMENT                           VALUE
--- --------------------------------------------------------------   -----------
 *  DREYFUS INVESTMENTS:
      Dreyfus/Laurel FDS INC S&P500 STK Index Fund: Equity Index     $ 6,328,691
      Dreyfus Apprec FD INC: Long Term Growth                         22,019,747
      Dreyfus Emerging Leaders FD: Aggressive Growth                  10,826,370

 *  PARTICIPANT LOANS (interest rates from 7.5% to 11.75%)             1,261,965
                                                                     -----------
                         Total assets held for investment purposes   $40,436,773
                                                                     ===========


                  *Represents a party-in-interest transaction.



         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II



                            WALLACE COMMERCIAL PRINT
                             401(K) RETIREMENT PLAN


                       SCHEDULE OF NONEXEMPT TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2000

          (EMPLOYER IDENTIFICATION NUMBER 58-1101633, PLAN NUMBER 001)



                          RELATIONSHIP OF PLAN,   DESCRIPTION OF TRANSACTION, INCLUDING                 INTEREST
      IDENTITY OF           EMPLOYER OR OTHER       MATURITY DATE, RATE OF INTEREST,         AMOUNT     INCURRED
     PARTY INVOLVED         PART IN INTEREST       COLLATERAL, PAR OR MATURITY VALUE         LOANED      ON LOAN
------------------------  ---------------------  --------------------------------------    -----------  ---------
Wallace Commercial Print      Plan sponsor       Lending of monies from the Plan to the
                                                   Employer (contributions not remitted
                                                   to the loan in a timely manner)         $557,154(a)  $7,181(b)
                                                                                           ===========  =========


NOTES:
    (a) This represents total amount of contributions that have been withheld from employees, but not remitted timely into the trust by the Plan sponsor. "Timely" is defined as no later than the 15th business day of the month following the month in which the contributions is withheld.

    (b) Earnings were remitted to participants.



The accompanying notes to financial statements and supplemental schedules are an integral part of this schedule.